# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Youlife Group Inc., CIK 0002028177
CUSIP: G9878M104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Rd, Baoshan Dist, Shanghai, China (F4), 201900
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0002088930
Persons authorized to receive notices and communications: Yunlei Wang, Room C431, Changjiang Software Park, No.180 South Changjiang Road Baoshan Dis, Shanghai, China (F4), 201900, 86 21 6173-6744

## Reporting persons
- Youtch Investment Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 11,160,808; shared voting power 0; sole dispositive power 11,160,808; shared dispositive power 0; aggregate amount beneficially owned 11,160,808 (14.7% of the class)
  Comment: (1) Represents 11,160,808 Class B Ordinary Shares, par value US$0.0001 per share, directly held by Youtch Investment Co., Ltd. ("Youtch Investment"). Youtch Investment is a British Virgin Islands company, wholly owned by Mr. Yunlei Wang. Each Class B Ordinary Shares is entitled to 20 votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
  
  (2) Based on 76,048,600 outstanding ordinary shares as a single and as-converted class, being the sum of 64,887,792 Class A Ordinary Shares and 11,160,808 Class B Ordinary Shares issued and outstanding as of July 9, 2025.
- Yunlei Wang (CIK 0002088930): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 11,160,808; shared voting power 0; sole dispositive power 11,160,808; shared dispositive power 0; aggregate amount beneficially owned 11,160,808 (14.7% of the class)
  Comment: (1) Represents 11,160,808 Class B Ordinary Shares directly held by Youtch Investment, which is wholly owned by Mr. Yunlei Wang. Each Class B Ordinary Shares is entitled to 20 votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
  
  (2) Based on 76,048,600 outstanding ordinary shares as a single and as-converted class, being the sum of 64,887,792 Class A Ordinary Shares and 11,160,808 Class B Ordinary Shares issued and outstanding as of July 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: Youlife Group Inc.
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Rd, Baoshan Dist, Shanghai, China (F4), 201900
Comment:
This statement on Schedule 13D relates to the Class A Ordinary Shares, par value US$0.0001 per share of Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001 per share. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 20 votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

The Issuer's American depositary shares (the "ADSs"), each representing one Class A Ordinary Share, are listed on the Nasdaq Stock Market under the ticker symbol "YOUL."

## Item 2. Identity and Background
Name of person filing: Mr. Yunlei Wang and Youtch Investment Co., Ltd are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k). Youtch Investment is a British Virgin Islands company wholly owned by Mr. Yunlei Wang.
Residence or business address:
The business address of Mr. Yunlei Wang is Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China.

The registered address of Youtch Investment Co., Ltd is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
The principal business of Mr. Yunlei Wang is to serve as the chairman of the board of directors and the chief executive officer of the Issuer.

The principal business of Youtch Investment Co., Ltd is investment holding.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: The responses of each Reporting Person to Row (6) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 9, 2025, the Issuer consummated the previously announced business combination with Distoken Acquisition Corporation ("Distoken"), pursuant to the business combination agreement, dated initially as of May 17, 2024 (as further amended, supplemented and/or restated, the "Business Combination Agreement") by and among Distoken, the Company, Xiaosen Sponsor LLC, a Cayman Islands limited liability company, Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and Youlife International Holdings Inc., a Cayman Islands exempted company.

The above summary is qualified by reference to the Issuer's shell company report on Form 20-F (as filed with the U.S. Securities and Exchange Commission (the "SEC") on July 17, 2025 and the full text of the Business Combination Agreement, copies of which are filed as Exhibits 4.1 to the Issuer's registration statement on Form F-4 as amended, initially filed with the SEC on February 25, 2025 (File No. 333-285178). The Business Combination Agreement is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Class B Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of the Issuer's ordinary shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the ordinary shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in ordinary shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the ordinary shares and the ADSs.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the ordinary shares of the Issuer have been effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Joint Filing Agreement
99.2 Business Combination Agreement, dated as of May 15, 2024, by and among Distoken Acquisition Corporation, Youlife Group Inc., Xiaosen Sponsor LLC, Youlife I Limited, Youlife II Limited and Youlife International Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-285178), initially filed with the SEC on February 25, 2025).

* Filed herewith

## Signatures
- Youtch Investment Co., Ltd.: /s/ Yunlei Wang, Yunlei Wang - Director (09/30/2025)
- Yunlei Wang: /s/ Yunlei Wang, Director (09/30/2025)